Form 10-K405, Exhibit 13
period 1996-06-29
INBRAND CORP
filed 1996-09-27
CIK 909278

                                                                    EXHIBIT 13




                     Selected Consolidated Financial Data




                                                                                       Fiscal Year Ended
                                                                -----------------------------------------------------------------
Statement of Operations Data:                                     June 27,       July 3,       July 2,       July 1,     June 29,
                                                                   1992           1993          1994          1995        1996
- ---------------------------------------------------------------------------------------------------------------------------------
                                                                           (In thousands except per share data)

Net sales                                                       $ 47,359       $ 58,381      $ 69,596      $ 85,044    $ 141,951
Cost of sales                                                     33,091         40,577        45,844        56,527      101,774
                                                                ----------------------------------------------------------------
Gross profit                                                      14,268         17,804        23,752        28,517       40,177
Operating expenses:
  Sales, marketing and distribution                                6,223          7,541         8,936        11,288       17,578
  General and administrative                                       2,855          3,511         4,090         4,557        8,742
  Compensation expense under
    SAR Plan                                                         522          7,753             -             -            -
  Restructuring Expenses                                               -              -             -             -        1,642
                                                                ----------------------------------------------------------------
    Total operating expenses                                       9,600         18,805        13,046        15,845       27,962
                                                                ----------------------------------------------------------------
Operating income (loss)                                            4,668         (1,001)       10,706        12,672       12,215
Interest expense                                                   1,093            605           204            22        1,722
                                                                ----------------------------------------------------------------
Income (loss) before income tax
  provision and cumulative
  effect of change in accounting                                   3,575         (1,606)       10,502        12,650       10,493
Income tax provision (benefit)                                     1,500           (500)        4,220         5,060        5,025
                                                                ----------------------------------------------------------------
Income (loss) before cumulative
  effect of change in accounting                                   2,075         (1,106)        6,282         7,590        5,468
Cumulative effect of change
  in accounting for income taxes                                       -            (84)            -             -            -
                                                                ----------------------------------------------------------------
Net income(loss)                                                $  2,075      $  (1,022)     $  6,282      $  7,590    $   5,468
                                                                ================================================================

Per Share Data:
Income (loss) before cumulative
  effect of change in accounting                                $   0.35      $   (0.18)     $   0.81      $   0.96    $    0.70
Net income (loss)                                               $   0.35      $   (0.17)     $   0.81      $   0.96    $    0.70
Weighted average number of
  common shares outstanding                                        6,000          6,071         7,755         7,908        7,837
                                                                ================================================================

Balance Sheet Data (at end of period):
Working capital                                                 $  1,494      $   4,633      $ 11,015      $  7,358    $  18,357
Total assets                                                      21,729         25,364        36,870        48,358      105,620
Total debt (including capital leases)                              7,493          6,161             -         4,062       33,448
Shareholders' equity                                               6,627         10,383        28,544        33,960       40,000
                                                                ================================================================


Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

     The following table sets forth for the period indicated certain items from the Selected Financial Data expressed as a percentage of net sales and the percentage change in the dollar amount of such items compared to the prior period.

                                           Percentage of Net Sales     Percentage Increase
                                              Fiscal Year Ended           (Decrease)
                                         ----------------------------------------------------
                                         July 2,  July 1,  June 29,   over           over
                                          1994     1995     1996    Fiscal `94     Fiscal `95
- ---------------------------------------------------------------------------------------------
Net sales                                100.0%   100.0%   100.0%      22.2%         66.9%
Cost of sales                             65.9     66.5     71.7       23.3          80.0
                                         -----------------------
 Gross profit                             34.1     33.5     28.3       20.1          40.9
Operating expense:
 Sales, marketing and distribution        12.9     13.3     12.4       26.0          55.7
 General and administrative                5.8      5.3      6.1       11.4          91.8
 Restructuring expenses                     --       --      1.2         --            *
                                         -----------------------
  Total operating expenses                18.7     18.6     19.7       21.5          76.5
Operating income                          15.4     14.9      8.6       18.4          (3.6)
 Interest expense                           .3       --      1.2         *             *
                                         -----------------------
Income before income tax provision        15.1     14.9      7.4       20.5         (17.0)
 Income taxes                              6.1      6.0      3.5       19.9          (0.7)
                                         -----------------------
Net income                                 9.0%     8.9%     3.9%      20.8         (28.0)
                                         =======================

* Not meaningful

Comparison of Fiscal 1996 to 1995

     During the year the Company completed two significant acquisitions which expanded both the Company's geographic reach and its product offerings. As a result, the Company now operates in several countries within Europe, as well as Canada.

     Net sales in fiscal 1996 increased 66.9% to $142.0 million compared with fiscal 1995 sales of $85.0 million. Approximately $43.0 million of this gain reflected the results of acquisitions, principally in Europe, of feminine hygiene, disposable baby diaper and adult incontinence operations during the fiscal year. It also reflected increases in unit volume in both the Company's Clinical and Retail sales divisions in North America due to continued penetration and industry growth.

     Although gross profit for fiscal 1996 increased 40.9% to $40.2 million, it decreased as a percentage of net sales to 28.3% compared to 33.5% in fiscal 1995. The lower gross profit margin was as a result of lower relative contributions from the acquired business as well as overall higher costs of raw materials in all areas of the Company's operations. The trends of rising raw material costs were particularly evident during the first half of the fiscal year, reflecting a continuation of the previous year's experience. During the second half these costs declined somewhat and the Company is now experiencing a more stable raw material pricing environment. To further stabilize these costs in the future, the Company has entered into long term supply agreements for certain raw materials. Gross margins in the acquired operations are somewhat lower than the Company has experienced in North America, due principally to competitive and product differences in the marketplace. The Company expects these lower overall margins in its European operations to continue for the foreseeable future.

     As a percentage of sales, operating expenses for fiscal 1996 increased to 19.7% compared with 18.6% for the prior year. This increase was primarily due to approximately $1.6 million of restructuring expenses for which the Company accrued relating to planned consolidation of some of its acquired manufacturing facilities. The Company expects these consolidations to be completed by the spring of 1997.

     Net income for fiscal 1996 decreased to $5.5 million compared to $7.6 million in fiscal 1995. In addition to operational factors discussed above, this decrease was caused by a significant increase in the Company's interest expense due to increased levels of borrowings during the year. These increased borrowings were the result of the Company's acquisitions during the year as well as continued investments in manufacturing equipment which will add to capacity as well as increase overall manufacturing efficiencies. Additionally, the effective rate of income tax expense increased primarily due to foreign operating losses, largely a result of restructuring charges, with no associated income tax benefit, which were only partially offset by a foreign tax holiday.

Comparison of Fiscal 1995 to 1994

     Net sales of $85.0 million for fiscal 1995 increased 22.2% compared with fiscal 1994 sales of $69.6 million. This gain reflected increases in unit volume in both the clinical and retail markets due to expansion of the Company's sales force and enhanced marketing programs designed to capitalize on favorable industry conditions.

     Although gross profit for fiscal 1995 increased 20.1% to $28.5 million, it decreased as a percentage of net sales from 34.1% in fiscal 1994 to 33.5%. The lower gross profit margin was a result of sharply increased raw material costs. Much of the impact of these higher costs was offset by a continuing enhancement of manufacturing processes and efficiencies and, to a lesser degree, by small price increases in the clinical market. The trend of rising raw material costs, which began in the first quarter of 1995, persisted throughout the year and extended into 1996. The Company also experienced some start-up costs and delays relating to new manufacturing equipment which had not yet reached planned efficiency. Because of these factors, as well as the effect of the Hygieia acquisition, the Company expected some further decline in the gross profit margins during 1996.

     As a percentage of net sales, operating expenses of 18.6% in 1995 were relatively unchanged compared with 18.7% in fiscal 1994. Increased operating expenses from an expansion of the Company's sales activities were largely mitigated by continued proportionate overhead reductions resulting from efficiencies generated by the Company's new distribution center and by the realization of higher overall economies of scale.

     Net income of $7.6 million for fiscal 1995 increased 20.8% compared with $6.3 million for fiscal 1994. As a percentage of sales, net income of 8.9% in fiscal 1995 was relatively unchanged compared with 9.0% in fiscal 1994.

Quarterly Results

     The Company does not experience significant fluctuations in sales as the result of seasonal factors. The following table reflects certain unaudited quarterly operating results for each quarter of fiscal 1995 and fiscal 1996. In the opinion of management, such information includes all adjustments, consisting only of normal recurring items, necessary to present fairly the information set forth below. The operating results of any quarter are not necessarily indicative of any results of any future period.

                                                     Quarter Ended
                     ------------------------------------------------------------------------------
                     Oct. 1,  Dec. 31,    April 1,  July 1,  Sept. 30, Dec. 30, March 30,  June 29,
                      1994      1994       1995      1995      1995      1995     1996       1996
- ---------------------------------------------------------------------------------------------------
                                         (In thousands, except per share data)
Net sales            $19,109   $20,391   $23,047   $22,497   $25,952   $27,032   $40,490   $48,477
Gross profit           6,546     6,792     7,590     7,589     7,105     7,637    11,227    14,208
Operating income       2,975     2,917     3,527     3,253     2,519     2,773     3,927     2,996
Net income             1,804     1,752     2,092     1,942     1,314     1,321     1,977       856
Net income
 per share           $  0.23   $  0.22   $  0.26   $  0.25   $  0.17   $  0.17   $  0.25   $  0.11

Liquidity and Capital Resources

     During fiscal 1996, the Company generated approximately $2.1 million in cash flow from operations compared to $8.1 million in fiscal 1995. This decrease was caused by increases in the requirements for working capital, primarily as a result of the Company's acquisitions during the period. One of the Company's acquisitions, Celatose SA, was purchased from the French Bankruptcy Court under terms which necessitated investments in working capital for that subsidiary. The company also experienced requirements for increased working capital in its North American operations, principally due to increases in the level of its business.

     The Company has a $35 million unsecured, revolving credit facility with interest charged on a formula based on LIBOR. At the end of fiscal 1996, $24.4 million was outstanding against this credit line. Additional debt, related to various long term borrowings in the Company's acquired operations, totaled $6.0 million. The Company is currently in the process of negotiating additional credit lines which will include a foreign currency line for the financing of its European subsidiaries.

     The Company has invested approximately $37 million in the past three years in plant and equipment to expand and modernize its manufacturing capabilities as well as to extend and enhance its warehouse and distribution operation. Additionally, the Company spent approximately $7 million related to acquisitions during the year as well as making an initial investment in its French subsidiary of approximately $3 million, which does not include approximately $4.7 million of assets purchased under installment sales agreements.

     The Company expects that funds generated from operations and available borrowings under its credit facility will be sufficient to fund its existing operations and commitments, as well as for future expansion of its operations.

Subsequent Event

     On July 31, 1996 the Company completed its previously announced acquisition of Julian T. Holdings, B.V. a Netherlands-based manufacturing, sales and distribution company through the Company's INBRAND Europe, B.V. subsidiary.

Statement for Purposes of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

     The Private Securities Litigation Reform Act of 1995 (the "Act") contains amendments to the Securities Act of 1933 and the Securities Exchange Act of 1934 which provide protection from liability in private lawsuits for "forward-looking" statements made by persons specified in the Act. The Company desires to take advantage of the "safe harbor" provisions of the Act.

     The Company wishes to caution readers that with the exception of historical matters, the matters discussed in this Annual Report are forward-looking statements that involve risks and uncertainties, including but not limited to factors related to the competitive nature of the disposable personal absorbent products industry, the Company's expansion effort and ability to integrate recently acquired foreign operations and other factors discussed in the Company's filings with the Securities and Exchange Commission. Such factors could affect the Company's actual results and could cause the Company's actual results during 1996 and beyond to differ materially from those expressed in any forward-looking statement made by or on behalf of the Company.

                         Consolidated Balance Sheets
                                                                   July 1,    June 29,
                                                                    1995        1996
- ---------------------------------------------------------------------------------------
Assets                                                               (in thousands)
Current Assets
     Cash and Cash Equivalents                                    $      --   $   1,554
     Receivables                                                      8,862      27,082
     Inventories                                                      6,109      18,203
     Income Taxes Receivable                                            152          67
     Deferred Income Taxes                                              616         792
     Other                                                               65         869
                                                                  ---------------------
         Total Current Assets                                        15,804      48,567
                                                                  ---------------------
Property and Equipment, net                                          28,755      46,457
                                                                  ---------------------
Intangible Assets, net                                                3,799       9,716
                                                                  ---------------------
Other Assets                                                             --         880
                                                                  ---------------------
Total Assets                                                      $  48,358   $ 105,620
                                                                  =====================

Liabilities and Shareholders' Equity
Current Liabilities
     Bank Overdraft                                               $     386   $     554
     Current Portion of Long-Term Debt                                   --       1,515
     Current Portion of Obligations Under Capital Leases                 --         638
     Accounts Payable                                                 4,043      17,445
     Accrued Expenses                                                 4,017      10,058
                                                                  ---------------------
         Total Current Liabilities                                    8,446      30,210
                                                                  ---------------------
Long-Term Liabilities

     Long-Term Debt                                                   4,062      28,866
     Obligations Under Capital Leases                                    --       2,429
     Deferred Income Taxes                                            1,890       3,054
     Other                                                               --       1,061
                                                                  ---------------------
         Total Long-Term Liabilities                                  5,952      35,410
                                                                  ---------------------
Commitments and Contingencies

Shareholders' Equity
     Preferred Stock - 1,000 shares authorized; none issued -
     Common Stock -  $.10 par value - 49,000 shares authorized;
         7,799 shares issued 1995 and 7,840 shares issued 1996          780         784
     Paid-In Capital                                                 16,394      17,137
     Retained Earnings                                               16,786      22,254
     Translation Adjustment                                              --        (175)
                                                                  ---------------------
          Total Shareholders' Equity                                 33,960      40,000
                                                                  ---------------------
Total Liabilities and Shareholders' Equity                        $  48,358   $ 105,620
                                                                  =====================

   The accompanying notes are an integral part of the financial statements.


                       Consolidated Statements of Income

                                                    Year Ended
                                          July 2,     July 1,    June 29,
                                           1994        1995        1996
- ----------------------------------------------------------------------------
                                       (in thousands, except per share data)
Net Sales                                 $ 69,596   $ 85,044    $141,951
Cost of Sales                               45,844     56,527     101,774
                                          -------------------------------
     Gross Profit                           23,752     28,517      40,177
                                          -------------------------------
Operating Expenses
     Sales, Marketing and Distribution       8,956     11,288      17,578
     General and Administrative              4,090      4,557       8,742
     Restructuring Expenses                     --         --       1,642
                                          -------------------------------
                                            13,046     15,845      27,962
                                          -------------------------------
Operating Income                            10,706     12,672      12,215
Interest Expense                               204         22       1,722
                                          -------------------------------
Income Before Income Tax Provision          10,502     12,650      10,493
     Income Tax Provision                    4,220      5,060       5,025
                                          -------------------------------

Net Income                                $  6,282   $  7,590    $  5,468
                                          ===============================
Earnings Per Share                        $    .81   $    .96    $    .70
                                          ===============================
Weighted Average Common Shares               7,755      7,908       7,837
                                          ===============================



   The accompanying notes are an integral part of the financial statements.

                Consolidated Statement of Shareholders' Equity

                                               Common Stock       Paid-In     Retained  Translation
                                             Shares    Amount     Capital     Earnings   Adjustment
- ---------------------------------------------------------------------------------------------------
                                                               (in thousands)
Balance - July 3, 1993                       6,571    $    657    $  6,812    $  2,914     $     --
                                             ------------------------------------------------------
     Issuance of Common Stock                1,415         141      12,137
     Syndication Costs                                                (399)
     Net Income                                                                  6,282
                                             ------------------------------------------------------
Balance - July 2, 1994                       7,986         798      18,550       9,196           --
                                             ------------------------------------------------------
     Purchase of Common Stock                 (187)        (18)     (2,156)
     Net Income                                                                  7,590
                                             ------------------------------------------------------
Balance - July 1, 1995                       7,799         780      16,394      16,786           --
                                             ------------------------------------------------------
     Issuance of Common Stock                   41           4         743
     Net Income                                                                  5,468
     Translation Adjustment                                                                    (175)
                                             ------------------------------------------------------
Balance - June 29, 1996                      7,840    $    784    $ 17,137    $ 22,254     $   (175)
                                             ------------------------------------------------------



   The accompanying notes are an integral part of the financial statements.

                     Consolidated Statements of Cash Flows

                                                                   Year Ended
                                                           July 2,     July 1,    June 29,
                                                            1994        1995        1996
- ------------------------------------------------------------------------------------------
                                                                  (in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
     Net Income                                           $  6,282    $  7,590    $  5,468
     Adjustments to Reconcile Net Income to
         Net Cash Provided by Operating Activities -
     Depreciation                                            1,435       1,851       4,167
     Amortization                                              145         129         488
     Deferred Income Taxes                                     250         490         937
     Bad Debt Expense                                           51         121         419
     Restructuring Expenses                                     --          --       1,642
     Inventory Valuation Reserve                               493          52         169
     Loss on Sale of Equipment                                   5          30          --
     Interest Capitalized in Obligations
         Under Capital Leases                                   10          --          --
     Changes in Operating Assets and Liabilities,
         Net of Effects of Acquisitions of Businesses -
         Decrease (Increase) in -
              Receivables                                     (913)     (2,045)    (15,461)
              Inventories                                     (859)       (691)     (5,301)
              Income Taxes Receivable                        1,921        (152)         85
              Other                                             97         (13)         66
         Increase (Decrease) in -
              Accounts Payable and Accrued Expenses             12       1,292       9,425
              Income Taxes Payable                             524        (524)         --
                                                          --------------------------------
     NET CASH PROVIDED BY OPERATING ACTIVITIES               9,453       8,130       2,104
                                                          ================================

CASH FLOWS FROM INVESTING ACTIVITIES
     Payments to Acquire Property and Equipment            (10,323)    (15,511)    (10,951)
     Payments for Acquisition of Businesses,
         net of cash acquired                                   --          --      (7,082)
     Payments to Acquire Intangible Assets                      --         (22)       (276)
     Cash Paid for Other Assets                                 --          --        (880)
     Proceeds from Sale of Equipment                             7           2          --
                                                          --------------------------------
     NET CASH USED BY INVESTING ACTIVITIES                 (10,316)    (15,531)    (19,189)
                                                          --------------------------------


   The accompanying notes are an integral part of the financial statements.

                                                                     Year Ended
                                                           July 2,     July 1,    June 29,
                                                            1994        1995        1996
- -------------------------------------------------------------------------------------------
                                                                   (in thousands)
CASH FLOWS FROM FINANCING ACTIVITIES
     Bank Overdraft                                       $ (1,668)   $    386    $    (161)
     Proceeds from Borrowings Under Long-Term Debt              --       4,094       23,727
     Principal Payments on Long-Term Debt                   (4,196)        (32)      (4,559)
     Proceeds from Issuance of Common Stock                 12,278          --           --
     Payment of Syndication Costs                             (399)         --           --
     Purchase of Common Stock                                   --      (2,174)          --
     Principal Payments Under
         Capital Lease Obligations                             (13)         --         (371)
     Loan Costs Paid                                           (12)         --           --
                                                          ---------------------------------
     NET CASH PROVIDED BY FINANCING ACTIVITIES               5,990       2,274       18,636
                                                          ---------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                         --          --            3
                                                          ---------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS         5,127      (5,127)       1,554

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                   --       5,127           --
                                                          ---------------------------------
CASH AND CASH EQUIVALENTS - END OF YEAR                   $  5,127    $     --     $  1,554
                                                          =================================

NONCASH INVESTING AND FINANCING ACTIVITIES
     Additions to Property and Equipment
         Included in Accounts Payable                     $     98    $    216    $    660
     Equipment Acquired through Capital Lease             $     --    $     --    $    133
     Liabilities Assumed in Acquisition of Businesses     $     --    $     --    $ 19,636
     Issuance of Common Stock in Acquisition
         of Business                                      $     --    $     --    $    747
     Intangible Assets Included in Accrued Expenses       $     --    $    116    $    184
     Capital Lease Obligation Offset Against
         Purchase Cost of Buildings                       $  1,963    $     --    $     --


SUPPLEMENTAL SCHEDULE OF CASH FLOWS
     Cash Paid for Interest, net of amounts capitalized   $    159    $     86    $  1,723
     Cash Paid for Income Taxes                           $  3,553    $  5,247    $  4,018
     Income Taxes Refunded                                $  2,028    $     --    $     --



The accompanying notes are an integral part of the financial statements.

                  Notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies and practices followed by the company are as follows:

DESCRIPTION OF BUSINESS - The multinational company operates in a single business segment in which it designs, manufactures and markets a broad line of absorbent disposable products including adult incontinence products, baby diapers and feminine hygiene products. The company distributes its products to hospitals, nursing homes, home health care retailers, drug and grocery chains and mass merchants under its own brand name and private labels primarily in the United States, Europe and Canada.

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

YEAR END - The company's year ends on the Saturday closest to June 30. The years ended July 2, 1994, July 1, 1995 and June 29, 1996 each comprised 52 weeks.

CASH AND CASH EQUIVALENTS - The company considers all money market accounts and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The company maintains at various financial institutions cash and cash equivalent accounts which may exceed federally insured amounts at times and which may at times significantly exceed balance sheet amounts due to outstanding checks.

INVENTORIES - Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis. Elements of cost include materials, labor and manufacturing overhead.

PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Expenditures for repairs and maintenance are charged to expense as incurred and additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations.

     Depreciation is provided on the straight-line method based on the estimated useful lives of the depreciable assets ranging from three to ten years for equipment and 20 to 31 years for buildings.

INTANGIBLE ASSETS - Intangible assets are stated at unamortized cost and are amortized using the straight-line method by systematic charges to operations over the following periods:

                                                       Years
     Goodwill                                         20 - 40
     Organization Costs                                  5
     Patent Rights                                      17
     Loan Costs                                          3

     At each balance sheet date, the company evaluates recorded goodwill against an estimate of anticipated undiscounted net income over the remaining life of the goodwill. Adjustments are made whenever this evaluation indicates that the recorded amount exceeds expected future benefits or whenever events and circumstances warrant a revised estimate of the useful life of recorded goodwill.

REVENUE RECOGNITION - Sales and related cost of sales are recognized at the time of shipment to the customer.

ADVERTISING - Advertising costs are expensed as incurred. The company incurred $856,000, $829,000 and $1,801,000 in advertising costs during 1994, 1995 and
1996, respectively.

FOREIGN CURRENCY TRANSLATION - The financial statements of foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported separately as a component of shareholders' equity. Foreign currency gains and losses resulting from transactions are included in results of operations.

INCOME TAXES - Income taxes are computed based on the provisions of SFAS 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the estimated future tax effects attributed to temporary differences between book and tax bases of assets and liabilities and for carryforward items. The measurement of current and deferred tax assets and liabilities is based on enacted tax law. Deferred tax assets are reduced, if necessary, by a valuation allowance for the amount of tax benefits that may not be realized.

EARNINGS PER SHARE - Earnings per share is computed based on the weighted average number of shares outstanding during each period. No material dilution results from the outstanding stock options, the only common stock equivalent.

     By written consent dated June 1, 1994, the company's Board of Directors declared a three-for-two stock split in the form of a dividend to shareholders of record on June 15, 1994, effective June 29, 1994. All share and per share amounts have been retroactively adjusted to reflect the stock split.

ESTIMATES AND UNCERTAINTIES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS - In March, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards
(SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The company will adopt SFAS 121 in fiscal year 1997 and does not believe the effect of adoption will be material.

     In October, 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS 123 establishes a method of accounting for stock compensation plans based on fair value, but also permits companies to continue to account for stock options under the intrinsic value method established by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The company plans to continue to account for stock-based compensation following the intrinsic value method. Beginning in fiscal 1997, SFAS No. 123 requires disclosure in the notes to financial statements of pro forma net income and earnings per share as if the alternative method established in SFAS No. 123 had been used to measure compensation cost.

NOTE 2 - ACQUISITIONS

     During the fiscal year ended June 29, 1996, the company completed two acquisitions, both of which were accounted for under the purchase method of accounting. Accordingly, the operations of these acquired businesses are included in the consolidated statements of income commencing from the date of acquisition.

     On July 26, 1995, the company acquired all of the capital stock of Hygieia Healthcare Holdings Limited, a company formed under the laws of the United Kingdom, and its subsidiaries (Hygieia) for approximately $6.7 million in cash, 41,442 shares of its common stock valued at $18 per share or $747,000 and the assumption of approximately $9.2 million of liabilities. Additional purchase consideration may be paid to the former Hygieia shareholders up to a maximum of approximately $3 million over the next three years contingent upon Hygieia's future earnings as a subsidiary of the company. Through June 29, 1996, no contingent payments have been earned by the former Hygieia shareholders. The excess cost over fair value of the net assets acquired is recorded as goodwill and is being amortized on a straight line basis over a twenty year period. Hygieia manufactures and markets feminine hygiene products at its operating units located in the United Kingdom and Canada. In connection with the acquisition, the company discontinued the manufacturing operations located in Canada and transferred the equipment to its U.S. operations. Total costs of $425,000 incurred to close the Canadian manufacturing facility were recorded as additional purchase price. Certain nonrecurring costs related to the closing of the Canadian facility of $600,000 were incurred subsequent to the acquisition date and are included in general and administrative expenses.

     During the fourth quarter of fiscal 1996, the company recorded nonrecurring restructuring expenses of $1,642,000 for the estimated costs of the planned closing of a European manufacturing facility. The restructuring expenses consist of costs of terminating leases and reimbursement of governmental grants. The manufacturing equipment will be transferred to another facility located in Europe which was purchased in the acquisition of Julian T. Holding B.V., as discussed below.

     On February 9, 1996, the company, through a new subsidiary, INBRAND France, S.A. (INBRAND France), acquired certain of the assets of Celatose, S.A. and its affiliates from the bankruptcy courts of France for approximately $4.7 million payable in three installments commencing May, 1996 through May, 1998. In addition, the company assumed certain liabilities totaling approximately $6 million. The acquired companies manufacture and market disposable adult incontinence products and baby diapers at their operating units located in France. In connection with the acquisition, the company plans to dispose of certain assets. The estimated cost of disposing of these assets of $606,000, as well as direct acquisition costs of $400,000, were recorded as additional purchase price.

     The following unaudited pro forma information presents the company's consolidated results of operations as though the acquisitions had occurred at the beginning of fiscal year 1995. These pro forma results do not purport to be indicative of the results which would have been achieved had the acquisitions been made on that date, or of future results of operations. The pro forma results exclude presentation of an extraordinary item, forgiveness of debt, recognized in the historical statement of operations of Celatose, S.A. (totaling $11,398,000 for 1995 and $3,496,000 for 1996).

                                Year Ended
                          1995                 1996
- ------------------------------------------------------
                              (in thousands)
Net Sales             $   204,672          $   191,245
Net Loss              $   (27,318)         $   (36,389)
Losses Per Share      $     (3.45)         $     (4.64)

     Results of operations after the respective acquisition dates are included in the consolidated statements of income. For the year ended June 29, 1996, net sales from the acquired businesses were approximately $43 million and net losses were approximately $1,380,000.

     On July 31, 1996, the company, through a new subsidiary, INBRAND Europe B.V. (INBRAND Europe), acquired Julian T. Holding B.V., a Dutch company (JTH), upon execution of a definitive contribution agreement. Under the terms of the agreement, in exchange for all of the outstanding shares of JTH, the sole shareholder of JTH became a 4.95% shareholder of INBRAND Europe in a business transaction valued at approximately $245,000 accounted for as a purchase. Prior to this transaction, the management of JTH had assumed management positions with INBRAND France, also a subsidiary of INBRAND Europe, as part of INBRAND's plan to restructure the former Celatose operations acquired by INBRAND France.

NOTE 3 - RECEIVABLES

     Receivables consist of the following (in thousands):

                                     July 1,      June 29,
                                      1995          1996
- -----------------------------------------------------------
Trade Receivables                  $    8,814   $    27,355
Allowance for Doubtful Accounts          (250)         (681)
                                   ------------------------
                                        8,564        26,674
Related Company                           298           408
                                   ------------------------
                                   $    8,862   $    27,082
                                   ========================

     The company, through one of its foreign subsidiaries, has an agreement to factor its receivables. Under this agreement, the subsidiary has agreed to sell and the factoring company agreed to purchase, with limited recourse, all rights, title and interest in selected invoices. The invoices transferred to the factor are guaranteed under an insurance agreement which also establishes limits for acceptability. In connection with the factoring arrangement, the subsidiary has $821,000 on deposit with the factoring company to secure certain limited recourse provisions of the agreement. This amount is included in Other Assets on the Consolidated Balance Sheet. During the period ended June 29, 1996, net receivables of approximately $2,011,000 were transferred to the factoring company with available proceeds partially drawn by the subsidiary of approximately $1,495,000. As a result, the net receivable from the factoring company was approximately $516,000 as of June 29, 1996.

     The company performs ongoing credit evaluations of its customers' financial condition and requires no collateral from its customers.

NOTE 4 - INVENTORIES

     Inventories consist of the following components (in thousands):

                                  July 1,  June 29,
                                   1995      1996
- ---------------------------------------------------
Raw Materials                    $ 3,243   $ 7,850
Finished Goods                     2,866    10,353
                                 -----------------
                                 $ 6,109   $18,203
                                 =================

NOTE 5 - PROPERTY AND EQUIPMENT

     Property and equipment consist of the following major classifications (in thousands):

                                  July 1,  June 29,
                                   1995      1996
- ---------------------------------------------------
Land                             $ 2,177   $ 2,177
Buildings and Improvements        10,234    11,168
Buildings Under Capital Leases      --         953
Plant and Shop Equipment          21,117    38,266
Equipment Under Capital Leases      --       2,763
Capital Projects in Process        4,442     3,908
Office Furniture and Equipment     1,739     2,380
                                 -----------------
                                  39,709    61,615
Accumulated Depreciation         (10,954)  (15,158)
                                 -----------------
                                 $28,755   $46,457
                                 =================

     Buildings and equipment under capital leases are amortized on a straight-line basis over the lease term and amortization is included in depreciation expense.

NOTE 6 - INTANGIBLE ASSETS

     Intangible assets consist of the following (in thousands):

                                  July 1,  June 29,
                                   1995      1996
- ---------------------------------------------------
Goodwill                         $ 5,096   $11,326
Organization Costs                    --       236
Preacquisition Costs                 106        --
Patent Rights                         32        50
Loan Costs                            12        14
                                 -----------------
                                   5,246    11,626
Accumulated Amortization          (1,447)   (1,910)
                                 -----------------
                                 $ 3,799   $ 9,716
                                 =================

The increase in goodwill relates to the acquisition of Hygieia (see Note 2).

NOTE 7 - ACCRUED EXPENSES

     Accrued expenses consist of the following major classifications (in thousands):

                                  July 1,  June 29,
                                   1995     1996
- ---------------------------------------------------
Accrued Rebates                  $   795   $ 1,264
Accrued Restructuring Expenses        --     1,642
Other Accrued Expenses             3,222     7,152
                                 -----------------
                                 $ 4,017   $10,058
                                 =================

     The accrued restructuring expenses represent the estimated costs of the planned closing of a European manufacturing facility (see Note 2). Management has made this estimate based on all available information and expects the restructuring to be substantially completed within one year. The ultimate costs incurred, however, may differ from this estimate based on the inherent uncertainties involved in the estimating process and the difference may be material.

NOTE 8 - LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                                                 July 1,           June 29,
                                                                                  1995               1996
- -----------------------------------------------------------------------------------------------------------
Revolver Loans Due December 31, 1997 - interest at bank's base rate or LIBOR plus applicable margin is payable monthly on the unpaid principal balance.
     At June 29, 1996, the interest rate was 7.69%                               $ 4,062            24,362

6.25% French Franc Note - principal payable in equal annual
     installments of $582 commencing in 1998 through 2002                              -             2,911

Acquisition French Franc Note - interest imputed at 7.75%
     (unamortized discount of $232); principal payable in annual
     installments through 1998                                                         -             1,547

4.70% to 10% British Pound Notes - principal and interest due in installments from 1996 through 2002; secured by certain
     property and equipment                                                             -            1,293

Other                                                                                   -              268
                                                                                 -------------------------
                                                                                    4,062           30,381
Less Current Portion                                                                    -            1,515
                                                                                 -------------------------
                                                                                 $  4,062        $  28,866
                                                                                 =========================

     At June 29, 1996, the company has an unsecured revolving credit facility totaling $35 million with its primary lender, with $10 million of the facility expiring during August, 1996. The revolving credit facility provides for an unused line commitment fee of .125% per annum on the unused facility when the average monthly loan balance falls below $4 million. The unsecured revolving credit facility and other loans place certain restrictions on additional indebtedness, asset acquisitions and dispositions, investments and lease commitments in addition to other restrictive covenants. The company is also required to comply with financial covenants which limit total debt to net worth and specify minimum amounts of earnings to fixed charges, working capital, net income and net worth. The revolving credit facility also places restrictions on the amounts the company may expend on acquisitions, purchases of treasury stock and letter of credit obligations. At June 29, 1996, the company was not in compliance with the asset acquisitions, total debt to net worth and net income covenants of its revolving credit facility. The company has obtained a waiver from its primary lender for the debt covenant violations. The waiver is for the year ended June 29, 1996, and does not extend to future periods.

     At June 29, 1996, the company has outstanding letters of credit totaling $2,516,000. Scheduled maturities of long-term debt in each of the next five fiscal years are $1,515,000 in 1997, $26,058,000 in 1998, $864,000 in 1999,
$661,000 in 2000 and $661,000 in 2001.

     Interest expense on long-term debt, excluding capital lease obligations, totaled $66,000 for 1994, $22,000 for 1995 and $1,602,000 for 1996. The company follows the policy of capitalizing interest as a component of the cost of property and equipment constructed for its own use. Total interest incurred during 1995 was $67,000 of which $45,000 was capitalized and $1,886,000 during 1996 of which $284,000 was capitalized.

     The fair value at June 29, 1996, of the company's long-term obligations, which amount has been estimated by discounting the projected cash flows using rates currently available to the company for loans with similar terms and maturities, approximates their carrying value.

NOTE 9 - AUTHORIZED CAPITAL STOCK

     On July 29, 1994, the Board of Directors resolved that, subject to shareholder approval, the company's articles of incorporation be amended to increase the total number of authorized shares of common stock from 10,000,000 shares to 49,000,000 shares. There was no change to the number of authorized shares of preferred stock.

NOTE 10 - INCOME TAXES

     The provision for income taxes consists of the following (in thousands):

                                         Year Ended
                                  July 2,  July 1,  June 29,
                                   1994     1995     1996
- ------------------------------------------------------------
Current Provision
  Federal Income Tax              $3,510   $4,120    $3,688
  State Income Tax                   460      450       400
                                  -------------------------
                                   3,970    4,570     4,088
Deferred Provision                   250      490       937
                                  -------------------------
                                  $4,220   $5,060    $5,025
                                  =========================

     The company acquired a business in 1996 in a foreign jurisdiction which granted a tax holiday from income taxes for a two-year period expiring in 1998. The income tax benefit for 1996 as a result of this holiday totaled $728,000 or $.09 per share.

     Reconciliation of the provision for income taxes to statutory rates is as follows (in thousands):

                                                            Year Ended
                                                   July 2,    July 1,   June 29,
                                                    1994       1995       1996
- --------------------------------------------------------------------------------
Federal Income Tax at Statutory Rate               $ 3,571    $ 4,341   $ 3,568
State Income Tax - Net of Federal Income Tax           304        296       264
Nontaxable Foreign Income                               --         --      (660)
Nondeductible Depreciation and Amortization            109         50       139
Nondeductible Expenses                                  32         52        38
Operating Losses for Which No Tax
     Benefit was Recognized                             --         --     1,442
Effect of New Basis Resulting from
     Purchase of Property Under
     Capitalized Lease                                 432         --        --
Other                                                 (228)       321       234
                                                   ----------------------------
                                                   $ 4,220    $ 5,060   $ 5,025
                                                   ============================

     The tax effect of components of net deferred tax assets and liabilities is as follows (in thousands):

                                                          July 1,  June 29,
                                                           1995      1996
- ---------------------------------------------------------------------------
Deferred Tax Assets
     Operating Loss Carryforwards                       $    --    $  2,496
     Accrued Expenses and Reserves                          600         771
     Receivables and Inventory                              146          21
     Amortization                                            --         481
     Other                                                   --          78
     Valuation Allowance                                     --      (2,691)
                                                        -------------------
                                                            746       1,156
                                                        -------------------
Deferred Tax Liabilities

     Depreciation and Amortization                        1,730       3,258
     Inventory                                              130          --
     Other                                                  160         160
                                                        -------------------
                                                          2,020       3,418
                                                        -------------------
Net Deferred Tax Liability                              $ 1,274    $  2,262
                                                        ===================

     At June 29, 1996, the company had net operating loss carryforwards of approximately $8,500,000 for foreign income tax purposes. Approximately $2,800,000 of the net operating loss carryforwards expire in years 2000 through 2003, with the remaining carryforwards available indefinitely. The net operating loss carryforwards resulted from the company's acquisition of Hygieia (see Note 2) and current year losses from that subsidiary. The use of the loss carryforwards is limited to future taxable income of the foreign subsidiary. A valuation allowance has been recognized to offset the deferred tax asset related to this carryforward. If realized, the tax benefit of the acquired loss carryforwards will be applied to reduce goodwill related to the acquisition of Hygieia.

Note 11 - Commitments and Contingencies

     On April 14, 1995, the company purchased the rights to a patent application for production of a new product. The company is committed to make quarterly royalty payments in the amount of 2% of new product sales through December, 1999. On January 1, 2000, additional consideration is payable in stock and cash equal to ten percent of the contribution of new product to the company's market capitalization (the Value as defined in the patent assignment agreement). If the Value plus the royalty payments are less than a specified amount, the company shall pay a fee of 1% of new product sales for a five-year period commencing after January 1, 2000. The assignor may accelerate payment of the additional consideration to January 1, 1998 or 1999, upon six months notice, with the payment made in ratable annual installments. Through June 29, 1996, no royalty obligations under the patent assignment agreement have been incurred.

     In order to assure stable prices and an adequate supply of certain raw materials, the company has committed to purchase minimum monthly quantities of the materials for 81 months from May 1, 1996. Minimum purchase commitments at current prices are a maximum of approximately $15,840,000, plus appropriate distribution cost adjustments, for the twelve months ending April 30, 1997, of which the company has purchased $3,881,000 as of June 29, 1996. However, incentives available to the company under the contract may provide significant cost reductions per unit purchased. The base price per unit will be adjusted annually each February 1, based on actual material costs incurred by the supplier and changes in the producer price index. Additionally, the supplier has the option to supply the company all such raw materials consumed by the company over the minimum purchase commitment at prices that are equal to or below all other customers in the company's industry, and the company has the option to call additional units at the original contract price per unit. Management does not believe that there is a reasonable possibility of sustaining losses under the contract due to changes in production levels or commodity prices during the first year of the contract.

     The company has made commitments for machinery and equipment to be delivered in fiscal 1997. As of June 29, 1996, the company had made down payments of approximately $2,988,000, with installments of approximately $2,024,000 remaining.

     The company is subject to commitments, legal proceedings and claims which arise in the ordinary course of business. In management's opinion, the amount of any ultimate liability will not materially affect the financial position or results of operations of the company.

NOTE 12 - LEASE COMMITMENTS

     The company leases certain buildings and equipment under capital leases and under noncancelable operating leases.

     Minimum rental commitments under existing capital leases and noncancelable operating leases with initial or remaining noncancelable lease terms in excess of one year as of June 29, 1996, are as follows (in thousands):

                                                 Capital       Operating
                                                 Leases        Leases         Total
- -----------------------------------------------------------------------------------
Year

   1997                                         $    863    $   1,504    $    2,367
   1998                                              838        1,311         2,149
   1999                                              837        1,210         2,047
   2000                                              797          440         1,237
   2001                                              259          440           699
   Later Years                                         -        7,276         7,276
                                                -----------------------------------
   Total Minimum Lease Payments                    3,594    $  12,181    $   15,775
                                                            =======================
   Less Amounts Representing Interest                527
                                                --------
   Present Value of Net Minimum Lease Payments     3,067
   Less Current Portion                              638
                                                --------
                                                $  2,429
                                                ========

     The interest rates used to determine the present value of minimum lease payments at inception range from 6% to 22%.

     Interest expense on capital leases totaled $73,000 for 1994 and $120,000 for 1996. There were no capital lease obligations for 1995.

     Rental expense for operating leases totaled approximately $268,000 for 1994, $249,000 for 1995 and $1,187,000 for 1996.

Note 13 - Stock Incentive Plan

     During 1993, the Board of Directors adopted The INBRAND Corporation Stock Incentive Plan (the Incentive Plan). Awards under the Incentive Plan may be in the form of qualified and non-qualified stock options and/or stock appreciation rights (SAR's). Grants under the Incentive Plan may be made to any employee of the company, any Director of the company, or any other person to whom the Compensation Committee determines that making such a grant is in the best interests of the company. The Incentive Plan provides for a performance-based stock option format which governs the vesting of option awards. The number of shares reserved for issuance under the Incentive Plan is 1,750,000 shares.

     The Incentive Plan provides that the exercise price shall not be less than the fair market value of the common stock as of the determination or grant date. Each option granted will be exercisable only during the term fixed by the Compensation Committee, with such term ending from five to ten years after the grant date. If an option holder is still employed by the company thirty days prior to the option's expiration date, the options will fully vest. The Incentive Plan contains provisions that restrict the transferability of grants and limit their exercise in the event of termination of employment or the disability or death of the grantee. The options outstanding at June 29, 1996, expire during 2004.

     Activity with respect to the stock option plan is summarized below:

                                                            Year Ended
                                               ------------------------------------
                                                July 2,       July 1,      June 29,         Price
                                                 1994          1995          1996           Range
- -------------------------------------------------------------------------------------------------------
Outstanding - Beginning of Year                     -         657,156       666,756     $13.33 - $17.00
  Granted                                      657,156          9,600        75,600     $13.33 - $17.00
  Canceled                                           -              -       (48,914)    $13.33 - $17.00
                                               ------------------------------------
Outstanding - End of Year                      657,156        666,756       693,442     $13.33 - $17.00
                                               ====================================
Exercisable - End of Year                            -        131,431       248,757     $13.33 - $17.00
                                               ====================================

NOTE 14 - EMPLOYEE BENEFIT AND RETIREMENT PLANS

     In October, 1993, the Board of Directors adopted The INBRAND Corporation Employee Stock Purchase Plan (the Stock Purchase Plan). The Stock Purchase Plan allows eligible employees of the company to purchase shares of common stock at a discount through voluntary after-tax payroll deductions and supplemental lump-sum contributions. The purchase price discount will be determined by the Board of Directors on an annual basis, but the price paid cannot be less than eighty-five percent of the fair market value of the shares on the purchase date. Under the Stock Purchase Plan, approximately 2,700, 5,893 and 4,322 shares were purchased at an average discounted price of $13.92, $13.00 and $16.47 per share during 1994, 1995 and 1996, respectively.

     The company maintains a profit sharing and 401(k) plan covering substantially all domestic employees. The company is required to match employee voluntary contributions subject to certain limitations at a rate of seventy-five percent. The company made matching contributions of $207,000 for 1994, $270,000 for 1995 and $280,000 for 1996. Profit sharing contributions are made at the discretion of the Board of Directors and no minimum contribution is required. The company contributed $300,000 for 1994, $375,000 for 1995 and $400,000 for 1996. The profit sharing and 401(k) plan provides for participant-directed investments in shares of the company's stock. Approximately 6,070, 15,890 and 5,350 shares were purchased at an average purchase price of $15.34, $13.28 and $17.93 per share during 1994, 1995 and 1996, respectively.

     During 1993, the company entered into salary continuation agreements with certain officers. The agreements provide for a lump-sum payment to the officer's beneficiary in the event of the officer's death while still actively employed by the company. The company has entered into reverse split dollar insurance agreements with the officers allowing the company to recover the cost of providing the salary continuation payments. The company recognized compensation expense totaling $67,000 for 1994, $75,000 for 1995 and $76,000 for 1996 related to the insurance agreements.

     The company's subsidiary located in France provides for a lump-sum payment due to employees upon retirement. The retirement obligation is calculated based on an evaluation giving consideration to estimated final salary and age at retirement. A provision of $241,000 has been recorded based on an actuarially determined obligation. The retirement obligation is calculated utilizing a discount rate of 6.5% and an annual wage increase of 3.5%.

     The company's subsidiary located in England has a defined contribution retirement plan for the subsidiary's senior management. The retirement plan provides for contributions by both the company and employees of 5% to 8% of the employee's salary. The company contributed $54,000 to the retirement plan during 1996.

NOTE 15 - MAJOR CUSTOMERS

     Sales to major customers are summarized as follows (in thousands):

                                          Year Ended
                               July 2,      July 1,     June 29,
                                1994         1995         1996
- ----------------------------------------------------------------
Sales to Major Customers   $   13,837   $   16,777   $    20,109
Percent of Net Sales             19.9%        19.7%         14.2%
Number of Customers                 1            1             1

     Accounts receivable from major customers totaled $1,836,000 or 21.4% of outstanding net trade receivables as of July 1, 1995, and $1,741,000 or 6.5% of outstanding net trade receivables as of June 29, 1996.

NOTE 16 - RELATED PARTY TRANSACTIONS

     Transactions and outstanding balances with related parties are summarized as follows (in thousands):

                                          Year Ended
                               July 2,      July 1,     June 29,
                                1994         1995         1996
- ----------------------------------------------------------------
Related Companies
  Sales                      $    253    $    1,042   $    1,640
  Accounts Receivable        $    253    $      298   $      408

     Sales and accounts receivable balances represent transactions pursuant to a distributorship agreement between the company and an otherwise insignificant equity affiliate.

NOTE 17 - FOREIGN AND DOMESTIC OPERATIONS

     During the year ended June 29, 1996, the company acquired two businesses (see Note 2) with foreign operations. As a result of these acquisitions, the company has manufacturing operations in Europe and a distribution facility in Canada. Prior to fiscal 1996, the company did not have any significant foreign operations. The foreign and domestic operations by geographic area for the year ended June 29, 1996, are presented in the following table (in thousands).

                                      United
                                      States            Europe           Other       Eliminations      Total
- -------------------------------------------------------------------------------------------------------------
Sales to Unaffiliated Customers     $   98,953       $   38,934       $   4,064        $    -       $  141,951
Operating Income or Loss            $   13,054       $     (183)      $    (527)       $ (129)      $   12,215
Identifiable Assets                 $   63,428       $   41,628       $     564        $    -       $  105,620
Export Sales                        $    4,139

                       Report of Independent Accountants

Board of Directors and Shareholders
INBRAND Corporation
Marietta, Georgia

     We have audited the accompanying consolidated balance sheets of INBRAND Corporation and subsidiaries as of July 1, 1995 and June 29, 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 29, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of INBRAND Corporation and subsidiaries as of July 1, 1995 and June 29, 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 29, 1996, in conformity with generally accepted accounting principles.

Joseph Decosimo and Company
A Tennessee Registered Limited Liability Partnership

Chattanooga, Tennessee
August 14, 1996

                              CORPORATE INFORMATION

Corporate Address                                        Market Prices and Dividend Information
INBRAND Corporation                                      The prices in the table below represent the high
1169 Canton Road                                         and low sales prices for INBRAND Corporation's
Marietta, GA 30066                                       common stock as reported by the Nasdaq National
(770) 422-3036                                           Market.  No cash dividends have been declared.
                                                         As of June 18, 1996, (the last trading date prior to
Registrar and Transfer Agent                             year end) INBRAND had approximately 2,100
First Union National Bank                                shareholders based on the number of holders of
Corporate Financial Services                             record and an estimate of the number of
Two First Union Center                                   individual participants represented by security
Charlotte, NC 28288                                      position listings.
(800) 289-8432

                                                                                        1996
Inquiries regarding stock transfers,                                          -----------------------
lost certificates or address changes                                             High           Low
should be directed to First Union                        --------------------------------------------
National Bank at the above address.                      First Quarter          $18 3/4       $14
                                                         Second Quarter          18            13
Auditors                                                 Third Quarter           25            16 3/4
Joseph Decosimo and Company, LLP                         Fourth Quarter          29 1/2        22 1/2
Chattanooga, Tennessee                                   For the Year           $29 1/2       $13

General Counsel                                                                         1995
Miller & Martin                                                               -----------------------
Chattanooga, Tennessee                                                            High           Low
                                                         --------------------------------------------
Form 10-K/Investor Contact                               First Quarter          $20 3/4       $13 3/4
The Form 10-K Annual Report of INBRAND                   Second Quarter          15            10 1/4
Corporation to the Securities and Exchange               Third Quarter           14 1/2        10
Commission is available without charge to                Fourth Quarter          17            10 7/8
shareholders upon written request.  These requests       For the Year           $20 3/4       $10
and other investor contacts should be directed to
James R. Johnson, Senior Vice President and Chief        The closing price on June 28, 1996 was $28
Financial Officer, at the corporate address.

Trade and Service Marks
Medical Disposables(R), MaxiCare(R), SureCare(R),
PrimeTime(R), Simplicity(R), Presence and Slip-On and trade and service marks owned by INBRAND
Corporation. For ease of reading, designations of trademarks and registered marks have been omitted from the text of this report.

NASDAQ Symbol
The Company's common stock is traded on The
Nasdaq Stock Market (National Market) under the symbol INBR.